October 15, 2021

Via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	William Demarest
Austin Wood
James Lopez
Robert Telewicz

Re:	Seaport Global Acquisition II Corp. Draft Registration Statement on Form S-1 CIK 0001869824

Ladies and Gentlemen:

On behalf of Seaport Global Acquisition II Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter from the Staff dated September 27, 2021 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission via EDGAR on August 31, 2021 (as amended, the “Draft Registration Statement”).

To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below and have followed the comment with the Company’s response thereto.

Capitalization Table, page 79

We note that you are offering 12,500,000 Class A shares as part of your initial public offering of units, but only show 10,602,870 Class A shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480- 10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 12,500,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

The Company respectfully acknowledges the foregoing comment from the Staff and has revised its disclosure on page 79 after consideration of ASC 480-10-S99-SA and in response to the Staff’s comment.

*****

U.S. Securities and Exchange Commission
October 15, 2021

Should any member of the Staff have any questions or comments concerning this response, or desire any further information or clarification in respect of the Draft Registration Statement, please do not hesitate to contact the undersigned at (713) 860-7352. Thank you for your assistance.

Very truly yours,

/s/ Will Burns
Will Burns
of Paul Hastings LLP

cc:          Stephen Smith, Seaport Global Acquisition II Corp.